Exhibit 99.1

Immuron Limited

Appendix 4E

30 June 2022

Immuron Limited

Appendix 4E

Preliminary Final Report

Year ended 30 June 2022

Name of entity:	Immuron Limited
ABN:	80 063 114 045
Year ended:	30 June 2022
Previous period:	30 June 2021

Results for announcement to the market

				$
Revenue from ordinary activities	Up	424.9%	to	765,193
Loss from ordinary activities after tax attributable to members	Down	(66.0)%	to	(2,854,254)
Net loss for the period attributable to members	Down	(66.0)%	to	(2,854,254)

Distributions

No dividends have been paid or declared by the company for the current financial year. No dividends were paid for the previous financial year.

Explanation of results

The reported after tax loss of $2,854,254 is after fully expensing the company’s research and development expenditure of $657,715 incurred during the year.

The company has engaged a specialised R&D Tax consultant to review the research and development expenses of the company for the financial year 2022, to ensure the maximum rebate is received under the Australian Government’s R&D Tax Incentive program.

The gross revenue from contracts with customers for the year was $765,193, which is an increase of 424.9% from the prior financial year (2021: $145,776), due to the easing of travel restrictions from the Coronavirus (COVID-19) pandemic.

As at 30 June 2022 the company’s cash position was $22,110,278 (30 June 2021: $25,047,281). The company had trade and other receivables of $662,896 (30 June 2021: $334,707). This receivables amount includes future receivables from the Australian Government under the R&D Tax Incentive program mentioned above.

The appendix 4E financial report follows, with the further details to be included in the audited financial statements to be released by 30 September 2022.

Immuron Limited

Appendix 4E

30 June 2022

(continued)

Net tangible assets per security

	2022 Cents	2021 Cents
Net tangible asset backing (per security)	10.08	11.39

Changes in controlled entities

There have been no changes in controlled entities during the year ended 30 June 2022.

Other information required by Listing Rule 4.3A

a. Details of individual and total dividends or distributions and dividend or distribution payments:	N/A
b. Details of any dividend or distribution reinvestment plans:	N/A
c. Details of associates and joint venture entities:	N/A
d. Other information	N/A

Audit

The financial statements are currently in the process of being audited. An audited financial statements along with the independent auditor report for the year end 30 June 2022 will be provided in the due course.

Immuron Limited

Corporate directory

Directors	Dr Roger Aston
Independent Non-Executive Chairman

Mr Peter Anastasiou (resigned 24 September 2021)
Executive Vice Chairman

Mr Daniel Pollock
Independent Non-Executive Director

Mr Stephen Anastasiou
Independent Non-Executive Director

Prof. Ravi Savarirayan
Independent Non-Executive Director

Mr Paul Brennan (appointed 16 March 2022)
Independent Non-Executive Director

Secretary	Mr Phillip Hains

Registered office	Level 3, 62 Lygon Street Carlton VIC 3053 Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Principal place of business	Unit 10, 25-37 Chapman Street Blackburn North VIC 3130 Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Share register	Automic Pty Ltd
Level 5, 126 Phillip Street
Sydney NSW 2000 Australia
Telephone: +61 (0)2 9698 5414

Bank of New York 225 Liberty Street New York NY 102286 United States
Telephone: +1 212 495 1784

Auditor	Grant Thornton Audit Pty Ltd
Collins Square
Tower 5, 727 Collins Street
Melbourne VIC 3008 Australia
Telephone: +61 (0)3 8320 2222

Solicitors	Francis Abourizk Lightowlers (FAL)
Level 14, 144 William Street
Melbourne VIC 3000 Australia
Telephone: +61 (0)3 9642 2252

Sichenzia Ross Ference LLP 1185 Avenue of the America’s New York NY 10036
United States
Telephone: +1 212 930 9700

Immuron Limited

Corporate directory

(continued)

Bankers	National Australia Bank
330 Collins Street
Melbourne VIC 3000 Australia

Stock exchange listings	Immuron Limited shares are listed on the Australian Securities Exchange (ASX: IMC) and the National Association of Securities Dealers Automated Quotations (NASDAQ: IMRN).

Our American Depositary Shares (each, an “ADS” and, collectively the “ADSs”) and warrants (each, a “Warrant” and collectively, the “Warrants”) are listed on NASDAQ under the symbols “IMRN” and “IMRNW”, respectively. Each ADS represents 40 of our ordinary shares (IMC), no par value.

Website	www.immuron.com.au

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Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 30 June

	Notes	2022 A$	2021 A$	2020 A$
Revenue from contracts with customers	3	765,193	145,776	2,518,566
Cost of Goods Sold		(241,691)	(51,071)	(688,836)
Gross Profit		523,502	94,705	1,829,730

Other Income	3	957,725	617,110	473,674
Net foreign exchange gains/(losses)	3	247,558	(582,528)	11,335
Net impairment losses	3	—	(759,765)	—

Expenses
General and administrative expenses	4	(3,524,388)	(6,094,692)	(3,170,078)
Research and development expenses	4	(657,715)	(1,367,054)	(1,178,685)
Selling and marketing expenses	4	(416,537)	(287,684)	(871,551)
Operating loss		(2,869,855)	(8,379,908)	(2,905,575)

Finance income		21,785	9,204	—
Finance expenses		(6,184)	(13,761)	(21,631)
Finance costs - net		15,601	(4,557)	(21,631)

Loss Before Income Tax		(2,854,254)	(8,384,465)	(2,927,206)
Income Tax Expense	5	—	—	—
Loss for the Period		(2,854,254)	(8,384,465)	(2,927,206)

Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		6,708	(14,953)	102,938
Total Comprehensive Loss for the Period		(2,847,546)	(8,399,418)	(2,824,268)

Basic/Diluted Loss per Share (in cents per share)	7	(1.25)	(3.79)	(1.66)

The accompanying notes form part of these financial statements.

Consolidated Statement of Financial Position

As of 30 June

	Notes	2022 A$	2021 A$
ASSETS
Current Assets
Cash and cash equivalents	8(a)	22,110,278	25,047,281
Trade and other receivables	8(b)	662,896	334,707
Inventories	9(b)	326,578	292,532
Other current assets	8(c)	572,400	78,258
Total Current Assets		23,672,152	25,752,778

Non-Current Assets
Property, plant and equipment	9(a)	226,736	33,741
Inventories	9(b)	956,936	1,266,587
Total Non-Current Assets		1,183,672	1,300,328
TOTAL ASSETS		24,855,824	27,053,106

LIABILITIES
Current Liabilities
Trade and other payables	8(d)	1,160,893	758,494
Provision for sales returns	11	95,931	213,024
Employee benefit obligations	9(c)	211,776	129,837
Other current liabilities	9(d)	34,376	20,498
Total Current Liabilities		1,502,976	1,121,853

Non-Current Liabilities
Employee benefit obligations	9(c)	36	36,196
Other non-current liabilities	9(d)	175,411	—
Total Non-Current Liabilities		175,447	36,196
TOTAL LIABILITIES		1,678,423	1,158,049
NET ASSETS		23,177,401	25,895,057

EQUITY
Issued capital	13	88,436,263	88,361,303
Reserves	14	3,166,419	3,466,642
Accumulated losses		(68,425,281)	(65,932,888)
TOTAL EQUITY		23,177,401	25,895,057

The accompanying notes form part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 30 June

	Issued Capital	Reserves	Accumulated Losses	Total
	A$	A$	A$	A$
Balance as at 1 July 2019	60,289,875	4,300,319	(57,239,058)	7,351,136
Loss after income tax expense for the year	—	—	(2,927,206)	(2,927,206)
Other comprehensive income for the period	—	102,938	—	102,938
Total comprehensive loss for the period	—	102,938	(2,927,206)	(2,824,268)
Transactions with owners in their capacity as owners
Shares issued, net of costs	1,652,436	—	—	1,652,436
Options/warrants issued/expensed	484,680	(484,680)	—	—
Options/warrants lapsed/expired	—	(2,251,320)	2,251,320	—
Re-valuation of options issued in prior period	—	(607,000)	—	(607,000)
Share-based payment expenses	—	73,088	—	73,088
Balance as at 30 June 2020	62,426,991	1,133,345	(57,916,423)	5,643,913
Loss after income tax expense for the year	—	—	(8,384,465)	(8,384,465)
Other comprehensive income for the period	—	(14,953)	—	(14,953)
Total comprehensive loss for the period	—	(14,953)	(8,384,465)	(8,399,418)
Transactions with owners in their capacity as owners
Shares issued, net of costs	24,386,005	—	—	24,386,005
Options/warrants issued/expensed	—	3,003,060	—	3,003,060
Options/warrants exercised	1,329,307	(213,722)	—	1,115,585
Options/warrants forfeited	—	(368,000)	368,000	—
Shares issued to directors	145,912	—	—	145,912
Transfer to share capital	73,088	(73,088)	—	—
Balance as at 30 June 2021	88,361,303	3,466,642	(65,932,888)	25,895,057
Loss after income tax expense for the year	—	—	(2,854,254)	(2,854,254)
Other comprehensive income for the period	—	6,708	—	6,708
Total comprehensive loss for the period	—	6,708	(2,854,254)	(2,847,546)
Transactions with owners in their capacity as owners
Shares issued, net of costs	74,960	—	—	74,960
Options/warrants issued/expensed	—	54,930	—	54,930
Options/warrants lapsed/expired	—	(361,861)	361,861	—
Balance as at 30 June 2022	88,436,263	3,166,419	(68,425,281)	23,177,401

The accompanying notes form part of these financial statements.

Consolidated Statement of Cash Flows

For the year ended 30 June

	Note	2022 A$	2021 A$	2020 A$
Cash flows Related to Operating Activities
Receipts from customers		696,603	192,185	2,914,614
Payments to suppliers and employees		(4,629,139)	(4,865,633)	(6,748,674)
Australian R&D tax incentive refund		306,154	358,280	531,828
Government grants and other grants received		478,589	236,421	154,904
Net Cash Flows Used In Operating Activities	16	(3,147,793)	(4,078,747)	(3,147,328)

Cash Flows Related to Investing Activities
Payment for purchases of plant and equipment		(10,048)	(6,630)	(864)
Interest received		21,785	9,204	—
Net Cash Flows From/(Used In) Investing Activities		11,737	2,574	(864)

Cash Flows Related to Financing Activities
Proceeds from issues of securities		—	29,281,421	1,957,164
Capital raising costs		—	(2,746,871)	(374,728)
Proceeds from borrowings		—	212,794	—
Repayment of borrowings		—	(212,794)	(366,655)
Principal elements of lease payments		(36,264)	(40,607)	(41,390)
Interest and other costs of finance paid		(6,184)	(13,761)	(17,439)
Net Cash Flows (Used In)/From Financing Activities		(42,447)	26,480,182	1,156,952

Net (decrease)/increase in cash and cash equivalents		(3,178,503)	22,404,009	(1,991,240)
Cash and cash equivalents at the beginning of the year		25,047,281	3,250,468	5,119,887
Effects of exchange rate changes on cash and cash equivalents		241,501	(607,196)	121,821
Cash and Cash Equivalents at the End of the Year	8(a)	22,110,278	25,047,281	3,250,468

The accompanying notes form part of these financial statements.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Corporate Information

The preliminary final report of Immuron Limited (“the Company”) for the financial year ended June 30, 2022 was authorized for issue in accordance with a resolution of the Directors on August 31, 2022.

Immuron Limited is a listed public company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (“ASX”) and The NASDAQ Capital Market (“NASDAQ”).

The Group’s principal activity is oral immunotherapy research and development and product sales focused on bovine-colostrum enriched with antibodies of choice for the treatment and prevention of a range of infectious diseases. Product sales comprise Travelan which is indicated to reduce the risk of contracting travelers’ diarrhea and Protectyn an OTC immune supplement for GI tract and liver health.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. Immuron Limited is a for-profit entity for the purpose of preparing the financial statements.

(i) Compliance with IFRS

The consolidated financial statements of the Immuron Limited group also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(ii) Historical cost convention

The financial statements have been prepared on a historical cost basis.

(iii) Significant estimates and judgements

Going concern

The group is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the group is able to progress its research and development programs for at least the next 12 months. The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern.

COVID-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the group based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the group operates. Sales of Travelan have significantly dropped from March 2020 and as at reporting date sales has started to recover.

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes above. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the group consisting of Immuron Limited and its subsidiaries.

(iv) New standards and interpretations not yet adopted

There are no standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting years and on foreseeable future transactions.

Summary of significant accounting policies

The following is a summary of the material accounting policies adopted by the Company in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(b) Principles of consolidation

(i) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the group.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. This has been identified as the executive management team consisting of the CEO and COO.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollar (“A$” or “$”), which is Immuron Limited’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of profit or loss and other comprehensive income, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of profit or loss and other comprehensive income on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognized in other comprehensive income.

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet;

●	income and expenses for each consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

●	all resulting exchange differences are recognized in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognized in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e) Income and revenue recognition

(i) Sale of hyperimmune products

Revenue arises mainly from the sale hyperimmune products. To determine whether to recognize revenue, the group follows the process of identifying the contract with a customer, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognizing revenue when performance obligations are satisfied.

Revenue from the sale of hyperimmune products is recognized at a point in time when or as the group transfers control of the assets to the customer upon delivery of the products.

There is no significant cost to obtain the contract. However, there is variable consideration due to rebates, discounts and refunds. The variable amount of consideration is allocated entirely to the distinct good that is consistent with the amount of consideration to which the group expects to be entitled in exchange for transferring the promised goods to the customer. The group offers rebates of up to 10% to some loyal wholesalers in Australia. During the financial year 2022, to improve the relatively low sales during the previous financial year, the group initiated periodic discounts of up to 50% for Protectyn products purchased by the end customers via wholesalers. There are no warranties. Returns and refunds are provided where this is outlined in a customer agreement. The group does not have a formal policy in place relating to stock returns. In cases where we have a contract in place with a distributor, and that contract includes a stock return policy, we will adhere to the policy listed in the contract. For all other distributors, stock returns are negotiated on a case-by-case basis. The exception to this is where stock is short dated to within 3 months. In this case we will offer replacement stock or a refund.

(ii) Financing components

The group does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the group does not adjust any of the transaction prices for the time value of money.

(ii) R&D grants from HJF and MTEC

The group’s other grant income is recognized when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received and the amount can be reliably measured. For the year ended 30 June 2022, the group has recognized $306,595 (2021: $74,821) R&D grant from the Henry M Jackson Foundation (“HJF”) and $369,045 (2021: Nil) R&D grant from Medical Technology Enterprise Consortium (“MTEC”). This is to recognize income over the year necessary to match the grants on a systematic basis with the costs that they are intended to compensate.

(f) Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the group will comply with all attached conditions. Other income amounts are recognized when it has been established that the conditions of the government grants have been met and that the expected amount can be reliably measured. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate.

Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

(g) Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

As per Interpretation 23 Uncertainty over Income Tax Treatments, where it is probable, the group has determined tax balances consistently with the tax treatment used or planned to be used in its income tax filings. Where the group has determined that it is not probable that the taxation authority will accept an uncertain tax treatment, the most likely amount or the expected value has been used in determining taxable balances (depending on which method is expected to better predict the resolution of the uncertainty).

(i) Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable

●	variable lease payment that are based on an index or a rate

●	amounts expected to be payable by the lessee under residual value guarantees

●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate. Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability

●	any lease payments made at or before the commencement date, less any lease incentives received

●	any initial direct costs, and

●	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short- term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

(j) Impairment of assets

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash- generating units). Non-financial assets that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(k) Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the consolidated balance sheet.

(l) Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance.

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables assets have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2022 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

(i) Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. Details about the group’s impairment policies and the calculation of the loss allowance are provided below.

(iii) Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(iv) Impairment for financial instruments

The Group’s risk management is predominantly controlled by the Board. The Board monitors the Group’s financial risk management policies and exposures and approves substantial financial transactions. It also reviews the effectiveness of internal controls relating to market risk, credit risk and liquidity risk.

The Board is responsible for overseeing the establishment and implementation of the risk management system, and reviews and assesses the effectiveness of the Company’s implementation of that system on a regular basis.

The Board and Senior Management identify the general areas of risk and their impact on the activities of the Company, with Management performing a regular review of:

➢	the major risks that occur within the business; the degree of risk involved;

➢	the current approach to managing the risk; and

➢	if appropriate, determine:

○	any inadequacies of the current approach; and

○	possible new approaches that more efficiently and effectively address the risk.

Management report risks identified to the Board through the monthly Operations Report.

The Company seeks to ensure that its exposure to undue risk which is likely to impact its financial performance, continued growth and survival is minimized in a cost effective manner.

(m) Inventories

Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realizable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(n) Investments and other financial assets

(i) Classification

The group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss); and

●	those to be measured at amortized cost.

The classification depends on the group’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss and other comprehensive income. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(v) Income recognition - Interest income

Interest income is recognized using the effective interest method. When a receivable is impaired, the group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognized using the original effective interest rate.

(o) Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter of the useful life of the asset and the term of lease as follows:

●	Plant and equipment 2 - 5 years

●	Furniture, fittings and equipment 3 - 15 years

●	Right-of-use assets 3 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(p) Intangible assets

Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognized in the consolidated statement of profit or loss and other comprehensive income as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalized if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits, adequate resources are available to complete development and cost can be measured reliably. Other development expenditure is recognized in the consolidated statement of profit or loss and other comprehensive income as an expense as incurred.

(q) Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(r) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(ii) Other long-term employee benefit obligations

In some countries, the group also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method.

Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognized in profit or loss.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Omnibus Incentive Plan (OIP).

Employee options

The fair value of options granted under the OIP is recognized as a share-based payment expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

-	including any market performance conditions (e.g. the company’s share price);

-	excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining an employee of the company over a specified time period); and

-	including the impact of any non-vesting conditions (e.g. the requirement for employees to save or holdings shares for a specific period of time).

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(s) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(t) Loss per share

(i) Basic loss per share

Basic loss per share is calculated by dividing:

●	the loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(u) Rounding of amounts

The company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with the instrument to the nearest dollar.

(v) Goods and services tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

(w) Parent entity financial information

The financial information for the parent entity, Immuron Limited, disclosed in Note 21 has been prepared on the same basis as the consolidated financial statements, except that accounted for at cost in the financial statements of Immuron Limited.

Note 2. Critical Accounting Estimates and Judgments

Management evaluates estimates and judgments incorporated into the financial statements based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both internally and externally.

Share-based payments

The value attributed to share options and remunerations shares issued is an estimate calculated using an appropriate mathematical formula based on an option pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value of volatility of the price of the underlying shares.

Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

Impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventory, and in particular, the shelf life of inventories that affects obsolescence. Expected shelf- life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the Company. A comprehensive stability study was completed in August 2020 and the reported findings support a shelf life of at least 130 months for the colostrum drug substance.

During year ended 30 June 2022, there was no finished goods impairment (2021: $328,833) and no raw materials impairment of inventories (2021: $430,932) recognized as a provision for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

Sales returns

Returns and refunds are provided where this is outlined in a customer agreement. The group does not have a formal policy in place relating to stock returns. In cases where we have a contract in place with a distributor, and that contract includes a stock return policy, we will adhere to the policy listed in the contract. For all other distributors, stock returns are negotiated on a case-by-case basis. The exception to this is where stock is short dated to within 3 months. In this case we will offer replacement stock or a refund.

The sales return provision has been assessed by management based on external reports on stock held by distributors. The timing and amount of the obligation are uncertain but are expected to be settled in the next year. The stock included in the provision is expiring within 6 months of the reporting period-end and not expected to be salable after returns.

Inventory split

During the year ended 30 June 2022, management performed an assessment of its raw materials and utilization within 12 months from reporting date. Management determined $137,206 of raw materials relating to Colostrum will be consumed within 12 months from reporting date (2021: Nil); the remaining balance of $956,936 (2021: $1,266,587) was estimated to be consumed beyond 12 months.

R&D tax incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.

For the year ended June 30, 2022 the Group has recorded other income of $257,500 (2021: $356,209) to recognise income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate.

Fair value measurement hierarchy

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments, estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments, estimates, and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgments and estimates will seldom equal the related actual results. The judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed within the relevant sections where applicable.

The fair value of the convertible notes classified as Level 3 were determined by the use of valuation model. These include discounted cash flow analysis and the use of observable inputs that required significant adjustments based on unobservable inputs.

Note 3. Revenue and other income

	30 June 2022	30 June 2021	30 June 2020
	A$	A$	A$
Revenue
Revenue from Operating Activities
Revenue from contracts with customers	765,193	145,776	2,518,566
Total Revenue from Operating Activities	765,193	145,776	2,518,566

Other Income
Australian R&D tax incentive refund	257,500	356,209	308,225
COVID-19 government assistance	-	161,600	154,904
HJF R&D grant	306,595	74,821	-
MTEC R&D grant	369,045	-	-
Other income	24,585	24,480	10,545
Total Other Income	957,725	617,110	473,674

Other Gains/(Losses) – Net
Net foreign exchange gains/(losses)	247,558	(582,528)	11,335
Net impairment losses	-	(759,765)	-

(i) Fair value of R&D tax incentive refund

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognized when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2022, the group has included an item in other income of $257,500 (2021: $356,209) to recognize income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate.

(ii) COVID-19 government assistance

The group’s other grant income is recognized when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received. No further COVID-19 government assistance was recognized in other income for current financial year (2021:

$161,600).

(iii) R&D grants from HJF and MTEC

The group’s other grant income is recognized when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received and the amount can be reliably measured. For the year ended 30 June 2022, the group has recognized $306,595 (2021: $74,821) R&D grant from the Henry M Jackson Foundation (“HJF”) and $369,045 (2021: Nil) R&D grant from Medical Technology Enterprise Consortium (“MTEC”). This is to recognize income over the year necessary to match the grants on a systematic basis with the costs that they are intended to compensate.

(iv) Net impairment losses

Net impairment losses result from provision for impairment of inventories. During year ended 30 June 2022, there was no finished goods impairment (2021: $328,833) and no raw materials impairment of inventories (2021: $430,932) recognized as a provision for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

Note 4. Expenses

	30 June	30 June	30 June
	2022	2021	2020
	A$	A$	A$
General and administrative expenses
Accounting and audit	499,331	547,055	389,798
Bad debts	-	5,472	26,983
Consulting	226,710	126,215	181,474
Depreciation	42,606	43,662	44,056
Employee benefits	1,212,721	1,775,809	1,531,037
Expected credit losses	8,809	(30,055)	(3,991)
Insurance	401,121	341,202	469,844
Investor relations	38,567	38,568	197,839
Legal	520,698	205,722	184,382
Listing and share registry	164,949	292,113	212,236
Occupancy	-	-	51,973
Superannuation	62,647	41,964	48,877
Travel and entertainment	9,459	1,398	91,347
Share-based payment expenses	94,890	2,116,013	(533,912)
Other	241,880	589,554	278,135
	3,524,388	6,094,692	3,170,078
Research and development expenses
Consulting	230,684	1,006,086	262,720
Project research and development	427,031	360,968	915,965
	657,715	1,367,054	1,178,685
Selling and marketing expenses
Selling	57,854	25,858	340,046
Marketing	113,472	90,652	295,261
Distribution costs	245,211	171,174	236,244
	416,537	287,684	871,551

Note 5. Income Tax Expense

	30 June	30 June
	2022	2021
	A$	A$
Unused tax losses for which no deferred tax asset has been recognized	48,058,129	44,178,579
Potential tax benefit @ 25% (2021: 26%)	12,014,532	11,486,431

Numerical reconciliation of income tax expense to prima facie tax payable

	30 June	30 June
	2022	2021
	A$	A$
Loss from continuing operations before income tax expense	(2,854,254)	(8,384,465)
Tax at the Australian tax rate of 25% (2021: 26%)	(713,564)	(2,179,961)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D tax incentive	(64,375)	(92,614)
Accounting expenditure subject to R&D tax incentive	147,989	212,907
Share-based payments	23,723	550,163
Net impact of other amounts not deductible (taxable)	(363,661)	428,003
Subtotal	(969,888)	(1,081,502)
Tax losses and other timing differences for which no deferred tax asset is recognized	969,888	1,081,502
Income tax expense	-	-

Note 6. Key Management Personnel Compensation

This note details the nature and amount of remuneration for each Director of Immuron Limited, and for the Key Management Personnel.

The Directors of Immuron Limited during the year ended June 30, 2022 were:

The following persons held office as Directors of Immuron Limited during the financial year:

Dr. Roger Aston, Independent Non-Executive Chairman

Mr. Peter Anastasiou, Executive Vice Chairman (resigned on 24 September 2021)

Mr. Daniel Pollock, Independent Non-Executive Director

Mr. Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Mr. Paul Brennan, Independent Non-Executive Director (appointed on 16 March 2022)

The following persons held office as Key Management Personnel of Immuron Limited during the financial year ended June 30, 2022:

Dr. Jerry Kanellos, Chief Operating Officer (resigned as Chief Executive Officer on 27 June 2022)

Mr. Steven Lydeamore, Chief Executive Officer (appointed on 27 June 2022)

The aggregate compensation made to Directors and Other Key Management Personnel of the Company is set out below:

	30 June 2022 A$	30 June 2021 A$	30 June 2020 A$
Key Management Personnel Compensation
Short-term employee benefits	636,673	450,002	867,054
Other short-term benefits, including consulting services by KMP and their related entities	—	1,603,747	—
Post-employment benefits	44,489	27,869	29,213
Long-term benefits	15,168	8,220	3,610
Share-based payment expenses to KMP and their related entities	94,890	2,116,012	73,088
Total Key Management Personnel Compensation	791,220	4,205,850	972,965

Note 7. Loss per Share

	30 June 2022	30 June 2021	30 June 2020
	A$	A$	A$
Basic/Diluted loss per share (in cents)	1.25	3.79	1.66

a) Net loss used in the calculation of basic and diluted loss per share	2,854,254	8,384,465	2,927,206

b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	227,579,684	221,062,229	176,393,354

The Company is currently in a loss making position and thus the impact of potential issuance of shares is concluded as anti-dilutive which includes the Company’s options and warrants and convertible notes payable. Treasury shares are excluded from the calculation of weighted average number of ordinary shares.

Note 8. Financial assets and financial liabilities

(a) Cash and cash equivalents

	30 June 2022	30 June 2021
	A$	A$
Cash at Bank and in hand:
Cash at bank and in hand	22,110,278	25,047,281
Total	22,110,278	25,047,281

(b) Trade and other receivables

	30 June 2022	30 June 2021
	A$	A$
Current
Trade receivables[1]	217,154	28,553
Loss allowance	(8,809)	-
Accrued income – Australian R&D tax incentive refund[2]	257,500	306,154
Other income receivables – R&D grants[3]	197,051	-
Total	662,896	334,707

1	All trade receivables are non-interest bearing.

2	Receivables from the Australian Tax Office in relation to R&D tax incentive refund for the year.

3	As at 30 June 2022, the group has other income receivables of $100,328 R&D grant from the Henry M Jackson Foundation (“HJF”) and $96,723 R&D grant from Medical Technology Enterprise Consortium (“MTEC”).

(c) Other current assets

	30 June 2022	30 June 2021
	A$	A$

Prepayment	572,400	78,258
Total	572,400	78,258

(d) Trade and other payables

	30 June	30 June
	2022 A$	2021 A$
Current
Trade payables	720,867	106,893
Accrued expenses	411,913	625,980
Other payables	28,113	25,621
Total	1,160,893	758,494

Note 9. Non-financial assets and liabilities

(a) Property, plant and equipment

	Plant and	Furniture, fittings and	Right-of-use
Non-current	equipment $	equipment $	assets $	Total $
At 1 July 2020
Cost or fair value	348,178	35,042	115,977	499,197
Accumulated depreciation	(336,051)	(34,491)	(57,882)	(428,424)
Net book amount	12,127	551	58,095	70,773
Year ended 30 June 2021
Opening net book amount	12,127	551	58,095	70,773
Additions	6,630	-	-	6,630
Depreciation charge	(4,761)	(277)	(38,624)	(43,662)
Closing net book amount	13,996	274	19,471	33,741

	Plant and	Furniture, fittings and	Right-of-use
Non-current	equipment $	equipment $	assets $	Total $
At 30 June 2021
Cost or fair value	354,808	35,042	115,977	505,827
Accumulated depreciation	(340,812)	(34,768)	(96,506)	(472,086)
Net book amount	13,996	274	19,471	33,741

	Plant and	Furniture, fittings and	Right-of-use
	equipment $	equipment $	assets $	Total $
Year ended 30 June 2022
Opening net book amount	13,996	274	19,471	33,741
Additions	10,048	-	-	10,048
Lease modification	-	-	209,560	209,560
Depreciation charge	(4,531)	(137)	(21,945)	(26,613)
Closing net book amount	19,513	137	207,086	226,736
At 30 June 2022
Cost or fair value	364,856	35,042	229,031	628,929
Accumulated depreciation and impairment	(345,343)	(34,905)	(21,945)	(402,193)
Net book amount	19,513	137	207,086	226,736

(b) Inventories

	30 June 2022			30 June 2021
	Current	Non-current	Total	Current	Non-current	Total
	A$	A$	A$	A$	A$	A$
Raw materials and stores (Colostrum)	137,206	956,936	1,094,142	-	1,266,587	1,266,587
Work in progress	124,412	-	124,412	-	-	-
Finished goods (Travelan and Protectyn)	64,923	-	64,923	292,532	-	292,532
Other inventories	37	-	37	-	-	-
	326,578	956,936	1,283,514	292,532	1,266,587	1,559,119

(i) Impairment of inventories

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventory, and in particular, the shelf life of inventories that affects obsolescence. Expected shelf- life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the Company. A comprehensive stability study was completed in August 2020 and the reported findings support a shelf life of at least 130 months for the colostrum drug substance.

During year ended 30 June 2022, there was no finished goods impairment (31 December 2021: $218,506, 30 June 2021: $328,833). All short-dated finished goods as at 30 June 2022 have been written off, resulting in no provision for finished goods impairment as at 30 June 2022. In addition, there was no raw materials impairment of inventories (31 December 2021: nil, 30 June 2021: $430,932) recognized as a provision for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

(c) Employee benefit obligations

	2022			2021
	Current	Non-current	Total	Current	Non-current	Total
	$	$	$	$	$	$
Leave obligations (i)	211,776	36	211,812	129,837	36,196	166,033

(i) Leave obligations

The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. Total leave provision of A$211,776 (2021: A$129,837) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

(d) Leases

(i) Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	30 June	30 June
	2022 A$	2021 A$
Right-of-use assets[1]
Properties	207,086	19,471
	207,086	19,471
Lease liabilities[2]
Current	34,376	20,498
Non-current	175,411	-
	209,787	20,498

1.	Included in the line item ‘property, plant and equipment’ in the consolidated balance sheet.

2.	Included in the line items ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated balance sheet.

(ii) Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2022 A$	2021 A$
Depreciation charge of right-of-use assets
Properties	37,937	38,624
	37,937	38,624
Interest expense (included in finance cost)	6,100	1,152
Expense relating to short-term leases (included in other expenses)		-
Expense relating to leases of low-value assets that are not short-term leases (included in other expenses)		-
Expense relating to variable lease payments not included in lease liabilities (included in other expenses)		-
Cash paid for principal payments	36,264	40,607

The total finance cash outflow for leases in 2022 was A$6,100.

The total finance cash outflow for leases in 2021 was A$1,152.

(iii) The group’s leasing activities and how these are accounted for

In November 2021, the group entered into a three-year commercial lease modification for office facilities in Blackburn North. This lease modification is effective from 1 January 2022 and includes an extension option for a further 3 years by written request to the landlord before 31 December 2024. There is no variability and no covenants included in the lease.

Note 10. Controlled Entities

The Company’s subsidiaries at 30 June 2022 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company, and the proportion of ownership interests held equals the voting rights held by the Company. The country of incorporation or registration is also their principal place of business.

		Percentage of Ownership
	Country of Incorporation	30 June 2022	30 June 2021
Parent Entity:
Immuron Limited	Australia	—	—

Subsidiaries of Immuron Limited:
Immuron Inc.	USA	100%	100%
Anadis EPS Pty Ltd	Australia	100%	100%
IMC Canada Ltd.	Canada	100%	100%

Note 11. Provision for Sales Returns

	2022	2021
	A$	A$
Sales return provision due to the ongoing COVID-19 pandemic
Carrying amount at the start of the year	213,024	-
Sales return provision recognized	71,025	213,024
Sales return made during the year	(188,118)	-
Carrying amount at the end of the year	95,931	213,024

The sales return provision has been assessed by management based on external reports on stock held by distributors. The timing and amount of the obligation are uncertain but are expected to be settled in the next year. The stock included in the provision is expiring within 6 months of the reporting period-end and not expected to be salable after returns.

Note 12. Contingent liabilities and Commitments

The group had no contingent liabilities or commitments at June 30, 2022 (2021: Nil).

Note 13. Share capital

	2022	2021	2020	2022	2021	2020
	Shares	Shares	Shares	A$	A$	A$
Ordinary shares
Fully paid	227,798,346	227,246,596	178,279,566	88,436,263	88,361,303	62,426,991
	227,798,346	227,246,596	178,279,566	88,436,263	88,361,303	62,426,991

(i) Movements in ordinary shares:

Details	Number of shares	Total A$
Balance at 30 June 2019	163,215,706	60,289,875
Issue at US$0.10 pursuant to ADS public offering (2019-07-19)	13,565,200	1,926,186
Issue at A$0.16 in lieu of payment for services (2019-11-12)[1]	437,500	100,978
Exercise of NASDAQ Warrants (2020-06-23)	86,240	72
Exercise of representative warrants (2020-06-15, 2020-06-22)	974,920	540,062
Transaction costs arising on representative warrants issued	—	(55,454)
Less: Transaction costs arising on share issues	—	(374,728)
Balance at 30 June 2020	178,279,566	62,426,991
Exercise of representative warrants (2020-07-02)	5,720	-
Issue at US$0.47 pursuant to ADS public offering (2020-07-24)	42,666,720	28,165,836
Issue at $0.50 on exercise of ESOP unlisted options (2020-07-24)	100,000	50,000
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-27)	3,008,000	1,051,626
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-29)	40,000	13,959
Transfer from reserves on exercise of ESOP unlisted options (2020-07-24)	-	15,700
Transfer from reserves on exercise of NASDAQ Warrants (2020-07-27, 2020-07-29)	-	1,012
Issue at A$0.08 in lieu of cash for services rendered (2020-11-13)	2,737,500	219,000
Transfer from reserves on cashless exercise of ESOP unlisted options (2021-02-09)	409,090	197,010
Less: Transaction costs arising on share issues	-	(3,779,831)
Balance at 30 June 2021	227,246,596	88,361,303
Issue at $0.12 under ESOP Plan (2021-11-05)	333,000	39,960
Issue at $0.16 in lieu of payment for services (2021-12-17)	218,750	35,000
Less: Transaction costs arising on share issues	-	-
Balance at 30 June 2022	227,798,346	88,436,263

Notes

1.	Mr Peter Anastasiou (resigned 24 September 2021) and Mr Stephen Anastasiou are directors and majority shareholders of Grandlodge Capital Pty Ltd (Grandlodge). As per an agreement which commenced on 1 June 2013 and expired on 30 June 2020, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution and invoicing services for Immuron Limited’s products for A$70,000 per annum. These fees would be payable in new fully paid ordinary shares in Immuron Limited at a set price of A$0.16 per share, representing Immuron Limited’s shares price at the commencement of the agreement. The above amount is the fair value of the equity instrument.

(ii) Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the Company does not have a limited amount of authorized capital.

(iii) Options

Information relating to options, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in notes 14 and 17.

Note 14. Other reserves

The following table shows a breakdown of the consolidated statement of financial position line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Notes	Share-based payments A$	Foreign currency translation A$	Total other reserves A$
At 1 July 2019		4,281,790	18,529	4,300,319
Currency translation differences		-	102,938	102,938
Other comprehensive income		-	102,938	102,938
Transactions with owners in their capacity as owners
Share-based payment expenses	16(iv)	73,088	-	73,088
Options and warrants issued/expensed		(484,680)	-	(484,680)
Options and warrants lapsed/expired		(2,251,320)	-	(2,251,320)
Re-valuation of options issued in prior period	16(iii)	(607,000)	-	(607,000)
At 30 June 2020		1,011,878	121,467	1,133,345

		Share-based	Foreign currency	Total other
	Notes	payments A$	translation A$	reserves A$
At 1 July 2020		1,011,878	121,467	1,133,345
Currency translation differences		-	(14,953)	(14,953)
Other comprehensive income		-	(14,953)	(14,953)
Transactions with owners in their capacity as owners
Transfer to share capital	16(iv)	(73,088)	-	(73,088)
Options and warrants issued/expensed	16(ii)	3,003,060	-	3,003,060
Options and warrants exercised	16(ii)	(213,722)	-	(213,722)
Options and warrants forfeited		(368,000)	-	(368,000)
At 30 June 2021		3,360,128	106,514	3,466,642

		Share-based	Foreign currency	Total other
	Notes	payments A$	translation A$	reserves A$
At 1 July 2021		3,360,128	106,514	3,466,642
Currency translation differences		-	6,708	6,708
Other comprehensive income		-	6,708	6,708
Transactions with owners in their capacity as owners
Options and warrants issued/expensed	16(ii)	54,930	-	54,930
Options and warrants lapsed/expired		(361,861)	-	(361,861)
At 30 June 2022		3,053,197	113,222	3,166,419

(i) Nature and purpose of other reserves

Share-based payments

The share-based payment reserve records items recognized as expenses on valuation of share options and warrants issued to key management personnel, other employees and eligible contractors.

Foreign currency translation

Exchange differences arising on translation of foreign controlled entities are recognized in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(ii) Movements in options and warrants:

Details	Notes	Number of options	Total A$
Balance at 30 June 2019		79,463,744	4,281,790
Re-valuation of options issued in prior period (2019-11-06)	16(iii)	-	(607,000)
Issue of representative warrants (2019-07-16)		542,600	55,454
Lapse of unexercised options at $0.50 (2019-11-27)		(7,625,532)	(2,086,920)
Lapse of unexercised options at $0.55 (2019-11-30)		(25,289,894)	-
Lapse of unexercised options at $0.50 (2020-06-30)		(2,000,000)	(164,400)
Exercise of NASDAQ Warrants at US$10 per 40 options (2020-06-23)		(218,800)	(72)
Exercise of representative warrants (2020-06-15, 2020-06-22)		(2,065,000)	(540,062)
Balance at 30 June 2020		42,807,118	938,790
Exercise of representative warrants (2020-07-2)		(9,640)	-
Exercise of ESOP unlisted options at $0.50 (2020-07-24)		(100,000)	(15,700)
Exercise of NASDAQ Warrants at US$10 per 40 options (2020-07-27, 2020-07-29)		(3,048,000)	(1,012)
Lapse of unexercised options (2020-09-25)		(5,000,000)	(368,000)
Issue of representative warrants at US$23.44 per 40 options (2020-07-24)		2,560,000	1,032,960
Issue of ESOP unlisted options at $0.12 (2020-10-29)		9,000,000	1,970,100
Cashless exercise of ESOP unlisted options at $0.12 (2021-02-09)		(900,000)	(197,010)
Reclassify share-based payments expenses from reserves to share capital	16(iv)	-	(73,088)
Balance at 30 June 2021		45,309,478	3,360,128
Lapse of unexercised options at $0.50 (2021-07-01)		(1,200,000)	(188,400)
Issue of ESOP unlisted options at $0.25 (2021-11-05)		500,000	18,624
Lapse of unexercised options at $1.94 (2021-11-30)		(14,493)	(28,813)
Lapse of unexercised options at $1.94 (2022-06-14)		(24,721,108)	(144,648)
ESOP unlisted options granted at $0.12 (2022-06-27)		-	25,322
Balance at 30 June 2022		19,873,877	3,053,197

Given the shareholders’ approval at the AGM held on 29 October 2020, a total of 9,000,000 ESOP Options were issued to directors on 13 November 2020.

On 05 November 2021, the Company issued Dr. Jerry Kanellos, Chief Operating Officer of Immuron Limited, 500,000 unlisted options exercisable at $0.25 on or before 26 October 2025.

On 27 June 2022, the Company granted Mr. Steven Lydeamore, Chief Executive Officer of Immuron Limited, 1,430,000 unlisted options exercisable at $0.12 on or before 27 June 2026. The options were subsequently issued after the reporting period, on 1 July 2022.

(iii) Remeasurement of options issued in prior period

Options granted to a former managing director on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-measured at grant date 6 November 2019 after being approved by shareholders with a value of $368,000, being a revaluation of $607,000 in the 30 June 2020 financials.

(iv) Reclassification of share-based payment expenses

Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees from 1 April 2020 to 31 December 2020 and instead receive shares of that value. In prior year, no shares were issued to directors, however the expense of the shares owed to them was A$73,088. As at 30 June 2021, shares have been issued to directors given the shareholders’ approval at the AGM held on 29 October 2020.

Note 15. Segment Reporting

Description of segments and principal activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

Research and development (R&D): income and expenses directly attributable to the group’s R&D projects performed in Australia, Israel and United States.

Hyperimmune products: income and expenses directly attributable to Travelan and Protectyn activities which occur in Australia, the United States, Canada and the rest of the world.

Financial breakdown

The segment information for the reportable segments for the year ended June 30, 2022 is as follows:

	Research and development	Hyperimmune products	Other	Total
2022	A$	A$	A$	A$
Hyperimmune products revenue	-	765,193	-	765,193
Cost of sales of goods	-	(241,691)	-	(241,691)
Gross profit	-	523,502	-	523,502
Other income	933,140	24,585	-	957,725
Net foreign exchange gains/(losses)	-	-	247,558	247,558
General and administrative expenses	-	(164,087)	(3,360,301)	(3,524,388)
Research and development expenses	(657,715)	-	-	(657,715)
Selling and marketing expenses	-	(416,537)	-	(416,537)
Operating profit/(loss)	275,425	(32,537)	(3,112,743)	(2,869,855)
Finance income	-	-	21,785	21,785
Finance costs	-	-	(6,184)	(6,184)
Income tax expense	-	-	-	-
Profit/(loss) for the year	275,425	(32,537)	(3,097,142)	(2,854,254)

Assets
Segment assets	257,500	1,688,910	22,909,414	24,855,824
Total assets	257,500	1,688,910	22,909,414	24,855,824

Liabilities
Segment liabilities	7,053	150,151	1,521,219	1,678,423
Total liabilities	7,053	150,151	1,521,219	1,678,423

The segment information for the reportable segments for the year ended June 30, 2021 is as follows:

	Research and development	Hyperimmune products	Other	Total
2021	A$	A$	A$	A$
Hyperimmune products revenue	-	145,776	-	145,776
Cost of sales of goods	-	(51,071)	-	(51,071)
Gross profit	-	94,705	-	94,705
Other income	431,030	24,480	161,600	617,110
Net foreign exchange gains/(losses)	-	-	(582,528)	(582,528)
Net impairment losses	-	(759,765)	-	(759,765)
General and administrative expenses	-	-	(6,094,692)	(6,094,692)
Research and development expenses	(1,367,054)	-	-	(1,367,054)
Selling and marketing expenses	-	(287,684)	-	(287,684)
Operating profit/(loss)	(936,024)	(928,264)	(6,515,620)	(8,379,908)
Finance income	-	-	9,204	9,204
Finance costs	-	-	(13,761)	(13,761)
Income tax expense	-	-	-	-
Profit/(loss) for the year	(936,024)	(928,264)	(6,520,177)	(8,384,465)

Assets
Segment assets	306,154	1,587,672	25,159,280	27,053,106
Total assets	306,154	1,587,672	25,159,280	27,053,106

Liabilities
Segment liabilities	243,565	284,657	629,827	1,158,049
Total liabilities	243,565	284,657	629,827	1,158,049

The segment information for the reportable segments for the year ended June 30, 2020 is as follows:

	Research and development	Hyperimmune products	Other	Total
2020	A$	A$	A$	A$
Hyperimmune products revenue	-	2,518,566	-	2,518,566
Cost of sales of goods	-	(688,836)	-	(688,836)
Gross profit	-	1,829,730	-	1,829,730
Other income	308,225	10,545	154,904	473,674
Net foreign exchange gains/(losses)	-	-	11,335	11,335
General and administrative expenses	-	-	(3,170,078)	(3,170,078)
Research and development expenses	(1,178,685)	-	-	(1,178,685)
Selling and marketing expenses	-	(871,551)	-	(871,551)
Operating profit/(loss)	(870,460)	968,724	(3,003,839)	(2,905,575)
Finance income	-	-	-	-
Finance costs	-	-	(21,631)	(21,631)
Income tax expense	-	-	-	-
Profit/(loss) for the year	(870,460)	968,724	(3,025,470)	(2,927,206)
Assets
Segment assets	308,225	2,539,503	3,354,435	6,202,163
Total assets	308,225	2,539,503	3,354,435	6,202,163
Liabilities
Segment liabilities	101,092	30,377	426,781	558,250
Total liabilities	101,092	30,377	426,781	558,250

Information on geographical regions:

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Travelan			Protectyn
2022	Australia A$	United States A$	Canada A$	Australia A$	Total A$
Hyperimmune products revenue	143,378	501,228	63,172	57,415	765,193
Revenue from external customers	143,378	501,228	63,172	57,415	765,193

	Travelan			Protectyn
	Australia	United States	Canada	Australia	Total
2021	A$	A$	A$	A$	A$
Hyperimmune products revenue[1]	(10,308)	4,264	101,639	50,181	145,776
Revenue from external customers	(10,308)	4,264	101,639	50,181	145,776

1.	Returns are provided where outlined in a customer’s agreement.

	Travelan			Protectyn
2020	Australia A$	United States A$	Canada A$	Australia A$	Total A$
Hyperimmune products revenue	1,240,393	926,325	301,915	49,933	2,518,566
Revenue from external customers	1,240,393	926,325	301,915	49,933	2,518,566

Information on major customers:

During the years ended June 30, 2022, 2021 and 2020, the Company had the following major customers in the hyperimmune product segment with revenues amounting to 10 percent or more of total group revenues:

	2022 A$	2021 A$	2020 A$
Customer A	263,137	-	327,559
Customer B	253,803	23,214	462,490
Customer C	99,792	-	438,065
Customer D	-	-	442,916
Customer E	-	-	227,952
Customer F	-	41,040	-
Customer G	-	27,563	-
Customer H	-	25,319	-
Customer I	-	22,886	-
	616,732	140,022	1,898,982

Note 16. Cash Flow Information

(a) Reconciliation of cash flow from operations with loss after income tax

	30 June	30 June	30 June
	2022 A$	2021 A$	2020 A$

Net Loss for the Year	(2,854,254)	(8,384,465)	(2,927,206)

Adjustments for
Depreciation expense	26,613	43,662	44,056
Lease modification	15,993	-	-
Distribution costs	35,000	-	70,000
Expected credit losses	8,809	(30,055)	(3,991)
Finance costs	6,184	13,761	21,631
Finance income	(21,785)	(9,204)	-
Leave provision expense	45,470	53,610	19,717
Share-based payments (income)/expenses	94,891	2,116,013	(533,912)
Unrealized net foreign currency gains	(234,794)	592,243	(18,883)
Change in operating assets and liabilities:
Add decrease in trade and other receivables	(336,998)	23,037	641,236
Add (increase) / decrease in inventories	275,605	960,920	(113,635)
Add (increase) / decrease in other operating assets	(494,143)	(45,065)	16,096
Add (decrease) / increase in trade and other payables	285,616	586,796	(362,437)
	(3,147,793)	(4,078,747)	(3,147,328)

(b) Non-cash financing and investing activities

See note 17 for details regarding issues of options to employees and for details surrounding the issue of shares to suppliers.

Note 17. Share-based Payments

a) Executive share and option plan

The establishment of the Omnibus Incentive Plan (OIP) was approved by shareholders at the 2021 annual general meeting. The plan is designed to provide long-term incentives for executives (including directors) to deliver long-term shareholder returns. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Set out below are summaries of all listed and unlisted options, including those issued under OIP:

	2022		2021		2020
	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options	Average exercise price per share option (A$)	Number of options

As at 1 July	0.31	45,309,478	0.40	42,807,118	0.46	79,463,744
Granted during the year	0.25	500,000	0.28	11,560,000	0.18	542,600
Exercised during the year	-	-	0.23	(4,057,640)	0.18	(424,840)
Forfeited/lapsed during the year	0.27	(25,935,601)	0.50	(5,000,000)	0.52	(36,774,386)
As at 30 June	0.37	19,873,877	0.31	45,309,478	0.40	42,807,118
Vested and exercisable at 30 June	0.37	19,538,877	0.31	45,309,478	0.40	42,807,118

Share options outstanding at the end of the year have the following expiry date and exercise prices:

		Exercise price		Share options	Share options	Share options
Grant date	Expiry date	(A$ unless stated otherwise)		30 June 2022	30 June 2021	30 June 2020
2012-06-29	2021-11-30		1.944	-	14,493	14,493
2012-06-29	2022-01-17		1.876	-	29,668	29,668
2017-06-13 (warrants)	2022-06-13	USD	0.25	-	24,493,200	27,541,200
2018-03-15	2023-03-15		0.468	7,897,647	7,897,647	7,897,647
2017-06-09 (warrants)	2022-06-08	USD	0.3125		198,240	198,240
2018-03-15	2023-03-15		0.585	526,510	526,510	526,510
2019-05-23 (warrants)	2024-05-23	USD	0.125	173,600	173,600	181,600
2019-07-16 (warrants)	2024-07-16	USD	0.125	116,120	116,120	117,760
2018-07-13	2021-07-01		0.500	-	1,200,000	1,300,000
2019-11-06	2024-02-10		0.500	-	-	5,000,000
2020-10-29	2024-04-14		0.12	8,100,000	8,100,000	-
2020-07-24 (warrants)	2025-07-21	USD	0.5859	2,560,000	2,560,000	-
2021-10-26	2025-10-26		0.25	500,000	-	-
Total				19,873,877	45,309,478	42,807,118

Weighted average remaining contractual life of options outstanding at end of period	1.54	1.58	2.28

(i) Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options granted under OIP during the year ended June 30, 2022 included:

Grant date	Expiry date	Exercise price (A$)	No. of options		Share price at grant date (A$)	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date per option (A$)
2021-10-26	2025-10-26	0.25	500,000		0.12	131.70%	0.00%	0.69%	0.0886
2022-06-27	2026-06-27	0.12	1,430,000	*	0.07	128.10%	0.00%	3.31%	0.0530
			1,930,000

*	1,430,000 options granted to Mr. Lydeamore on 27 June 2022 and subsequently issued after the reporting period, on 1 July 2022.

The model inputs for options granted under OIP during the year ended June 30, 2021 included:

Grant date	Expiry date	Exercise price (A$)	No. of options	Share price at grant date (A$)	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date per option (A$)
2020-07-24	2025-07-21	0.83	2,560,000	0.50	127.93%	0.00%	0.43%	0.4035
2020-10-29	2024-04-14	0.12	9,000,000	0.25	142.70%	0.00%	0.13%	0.2189
			11,560,000

The model inputs for options granted under OIP during the year ended June 30, 2020 included:

Grant date	Expiry date	Exercise price (A$)	No. of options		Share price at grant date (A$)	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date per option (A$)
2019-11-06	2024-02-10	0.50	5,000,000	*	0.15	98	0.00%	0.88%	0.0736
			5,000,000

*	Options issued to a former managing director expire within 6 months upon his resignation on 25 March 2020 without good reason or termination.

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognized during the period were as follows:

	2022 A$	2021 A$	2020[1] A$
Options issued under OIP	54,930	1,970,100	(607,000)
Shares issued under OIP	39,960	-	-
Share-based payments to KMP[2]	-	145,913	73,088
	94,890	2,116,013	(533,912)

1.	Options granted to a former managing director on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with IFRS 2, these were re-measured at grant date 6 November 2019 after being approved by shareholders with a value of $368,000, being a revaluation of $607,000 in the 30 June 2020 financials.

2.	In fiscal 2021, due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees and instead receive shares of that value. As at 30 June 2021, shares have been issued to directors for the director fees of $145,913 incurred during the financial year ended 30 June 2021 and $73,088 incurred during the financial year ended 30 June 2020, given the shareholders’ approval at the AGM held on 29 October 2020.

Note 18. Related Party Transactions

(a) Subsidiaries

Interests in subsidiaries are set out in note 10.

(b) Transactions with other related parties

The following transactions occurred with related parties:

	2022 A$	2021 A$	2020 A$
Amounts settled in cash or shares for goods and services
Purchases of various goods and services from entities controlled by key management personnel (i)	154,364	110,607	142,347
Legal services by key management personnel (ii)	20,000	-	-

(i) Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	rental of an office suite (Wattle Laboratories Pty Ltd); and

Effective January 2016, we executed a Lease Agreement with Wattle Laboratories Pty Ltd, (“Wattle”), an entity part-owned and operated by our non- executive directors, Mr. Peter Anastasiou (a director resigned on 24 September 2021) and Mr. Stephen Anastasiou, whereby we lease part of their Blackburn office facilities for our operations, payable in monthly installments. The rental agreement is subject to annual rental increases, and effective January 2017, the annual rent was A$39,525. The lease is for a three-year term with an additional three-year option period. The lease may be terminated by either party upon six months’ written notice. The lease was renewed, commencing January 1, 2019 at a rental rate of A$ 41,738 per year for three years. The lease continued to be renewed, commencing January 1, 2022 at a rental rate of A$42,990 per year for another three years. This lease includes an extension option for a further 3 years by written request to the landlord before 31 December 2024. During the fiscal years ended June 30, 2020, 2021 and 2022, we paid Wattle A$41,369, A$40,607 and A$42,364 (excluding Goods and Services Tax), respectively.

●	warehousing, distribution and invoicing services (Grandlodge Capital Pty Ltd or “Grandlodge”).

Grandlodge Capital Pty Ltd is an entity part-owned and operated by our non-executive director Mr. Stephen Anastasiou. Mr. Peter Anastasiou (a director resigned on 24 September 2021) and Mr. David Plush are also owners of Grandlodge, and its associated entities.

Commenced on June 1, 2013, Grandlodge provides warehousing, distribution and invoicing services for our products for A$70,000 per year. The terms of the agreement were to have fees payable in new fully paid ordinary shares in Immuron Limited as a set price of A$0.16 per share. The fair value of the equity instrument has been assessed and accounted for in accordance with IFRS 2 Share Based Payments in the 2020 financial statements. During the 2020 financial year, the fees of A$100,978 equivalent were repaid by issuance of 437,500 ordinary shares based on their fair value. During the 2019 financial year, the fees of A$93,678 equivalent were repaid by issuance of 437,500 ordinary shares based on based on their fair value.

Grandlodge is reimbursed in cash for all reasonable costs and expenses incurred in accordance with their scope of works under the oral agreement, unless both Grandlodge and we agree to an alternative method of payment. The oral agreement may be terminated by either party upon providing the other party with 30 days written notice of the termination of the agreement.

A new annual agreement commenced on July 1, 2020 and 2021. Grandlodge was contracted on commercial terms to provide warehousing, distribution and invoicing services for Immuron’s products for A$70,000 and A$77,000 per annum, respectively. The terms of the agreement were to have fees payable in cash. Furthermore, in fiscal 2022 an additional A$35,000 was recognized and paid in shares to Grandlodge as per the shareholders’ approval at the AGM held on December 15, 2021.

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2021 A$	2021 A$	2020 A$
Amounts settled in cash or shares during the period
Rental of an office suite from Wattle Laboratories Pty Ltd	42,364	40,607	41,369
Services rendered by Grandlodge Capital Pty Ltd	112,000	70,000	100,978
	154,364	110,607	142,347

ii) Legal services by key management personnel

During the fiscal year 2022, the group engaged a non-executive director, Mr Daniel Pollock, for legal services which amounted to $20,000.

(c) Outstanding balances arising from sales/purchases of goods and services

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2022 A$	2021 A$	2020 A$
Current payables (purchases of goods and services)
Entities controlled by key management personnel	77,000	70,000	-

Note 19. Financial Risk Management Objectives and Policies

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

The Group’s risk management is predominantly controlled by the Board. The Board monitors the Group’s financial risk management policies and exposures and approves substantial financial transactions. It also reviews the effectiveness of internal controls relating to market risk, credit risk and liquidity risk.

(a) Market risk

Foreign exchange risk

The Group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange rate risk arises from financial assets and financial liabilities denominated in a currency that is not the group’s functional currency. Exposure to foreign currency risk may result in the fair value of future cash flows of a financial instrument fluctuating due to the movement in foreign exchange rates of currencies in which the group holds financial instruments which are other than the Australian dollar (AUD) functional currency of the group including United States dollar (USD) and Canadian dollar (CAD). This risk is measured using sensitivity analysis and cash flow forecasting. The cost of hedging at this time outweighs any benefits that may be obtained.

Exposure

The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars, was as follows:

	2022				2021
	USD $	CAD $	ILS $		USD $	CAD $	ILS $
Cash and cash equivalents	3,138,079	29,224	-	108,688	2,742,688	108,688	-
Trade receivables	279,986	-	-	-	23,801	-	-
Trade payables	73,430	803	2,240	43,466	18,556	43,466	-
Total exposure	3,491,495	30,027	2,240	152,154	2,785,045	152,154	-

Sensitivity

As shown in the table above, the Group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments. The impact on other components of equity arises from the translation of foreign subsidiary financial statements into AUD.

The Group has conducted a sensitivity analysis of its exposure to foreign currency risk. The Group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 5.8% (2021: 4.9%)

	Impact on loss for the period		Impact on other components of equity
	2022	2021	2022	2021
	A$	A$	A$	A$
USD/AUD exchange rate – change by 5.8% (2021: 4.9%)	202,507	136,467	6,567	5,219

*	Holding all other variables constant

Loss is more sensitive to movements in the AUD/USD exchange rates in 2022 than 2021 because of the increased amount of USD denominated cash and cash equivalents and the increased variability of the AUD/USD exchange rate. Equity is more sensitive to movements in the AUD/USD exchange rates in 2022 than 2021 because of the increased size of the foreign currency translation reserve for the subsidiary with USD functional currency. The group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the group.

(i) Risk management

Credit risk is managed through the maintenance of procedures (such as the utilization of systems for the approval, granting and renewal of credit limits, regular monitoring of exposures against such limits and monitoring the financial stability of significant customers and counterparties), ensuring to the extent possible that customers and counterparties to transactions are of sound credit worthiness. Such monitoring is used in assessing receivables for impairment. Credit terms are normally 30 days from the invoice date.

Risk is also minimized through investing surplus funds in financial institutions that maintain a high credit rating.

(ii) Security

For some trade receivables the group may obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

(iii) Impairment of financial assets

The group has one type of financial asset subject to the expected credit loss model:

●	trade receivables for sales of inventory

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

Trade receivables

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables assets have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 60 months before June 30, 2022 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

On that basis, the loss allowance as at June 30, 2022 was determined as follows for trade receivables:

	Days past due
	Current	1-30	31-60	61-90	91-120	121+	Total
30 June 2022	A$	A$	A$	A$	A$	A$	A$
Expected credit loss rate	0.00%	0.00%	13.08%	24.14%	26.84%	0.00%
Gross carrying amount	-	-	7,959	664	186	-	8,809
Loss allowance	-	-	-	-	-	-	-

On that basis, the loss allowance as at June 30, 2021 was determined as follows for trade receivables:

	Days past due
	Current	1-30	31-60	61-90	91-120	121+	Total
30 June 2021	A$	A$	A$	A$	A$	A$	A$
Expected credit loss rate	0.00%	0.00%	13.07%	21.88%	34.09%	53.58%
Gross carrying amount	23,801	4,752	-	-	-	-	28,553
Loss allowance	-	-	-	-	-	-	-

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 121 days past due.

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

Previous accounting policy for impairment of trade receivables

In the prior year, the impairment of trade receivables was assessed based on the incurred loss model. Individual receivables which were known to be uncollectible were written off by reducing the carrying amount directly. The other receivables were assessed collectively to determine whether there was objective evidence that an impairment had been incurred but not yet been identified. For these receivables the estimated impairment losses were recognized in a separate provision for impairment. The Group considered that there was evidence of impairment if any of the following indicators were present:

●	significant financial difficulties of the debtor;

●	probability that the debtor will enter bankruptcy or financial reorganization; and

●	default or late payments (more than 121 days overdue).

Receivables for which an impairment provision was recognized were written off against the provision when there was no expectation of recovering additional cash.

(c) Liquidity risk

Liquidity risk arises from the possibility that the group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The group manages this risk through the following mechanisms:

●	preparing forward looking cash flow analyses in relation to its operating, investing and financing activities;

●	obtaining funding from a variety of sources;

●	maintaining a reputable credit profile;

●	managing credit risk related to financial assets;

●	investing cash and cash equivalents and deposits at call with major financial institutions; and

●	comparing the maturity profile of financial liabilities with the realisation profile of financial assets.

Maturities of financial liabilities

The tables below analyze the group’s financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual discounted cash flows.

Contractual maturities of financial	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
liabilities At 30 June 2022	A$	A$	A$	A$	A$	A$	A$
Trade and other payables	748,980	-	-	-	-	748,980	748,980
Lease liabilities	34,376	-	-	-	-	34,376	34,376
Total	748,980	-	-	-	-	748,980	748,980
At 30 June 2021
Trade and other payables	132,514	-	-	-	-	132,514	132,514
Lease liabilities	20,498	-	-	-	-	20,498	20,498
Total	153,012	-	-	-	-	153,012	153,012

Note 20. Events occurring after the Reporting Date

No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

Note 21. Parent entity financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2022 $	2021$
Balance sheet
Current assets	23,685,902	25,698,082
Non-current assets	1,181,517	1,300,467
Total assets	24,867,419	26,998,549
Current liabilities	1,498,834	1,118,020
Non-current liabilities	175,447	36,196
Total liabilities	1,674,281	1,154,216
	(46,386,276)	(51,688,666)
Shareholders’ equity
Share capital	88,436,263	88,361,303
Reserves
Share-based payments	3,053,197	3,360,128
Accumulated losses	(68,296,322)	(65,877,098)
	23,193,138	25,844,333
Loss for the year	2,781,085	8,271,111
Total comprehensive loss	2,781,085	8,271,111

(b) Guarantees entered into by the parent entity

The parent entity has not entered into any guarantees in relation to debts of its subsidiaries in the year ended 30 June 2022 (2021: nil).

(c) Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 30 June 2022 or 30 June 2021.

(d) Contractual commitments for the acquisition of property, plant or equipment

The parent entity has not entered into any contractual commitments for the acquisition of property, plant or equipment in the year ended 30 June 2022 (2021: nil).

(e) Determining the parent entity financial information

The financial information for the parent entity has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Immuron Limited.

(ii) Intercompany loan

Total comprehensive loss of the parent entity includes the fully impaired intercompany loan.

Note 22. Auditors’ Remuneration

The following table sets forth, for each of the years indicated, the fees billed by Grant Thornton Audit Pty Ltd.

	Year Ended June 30,
	2022 A$	2021 A$
Audit and review of financial statements (1)	173,631	179,742
	173,631	179,742

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.